Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 9443 9512

Fax: + 618 9201 1958

Email: invest@missionnewenergy.com

ASX ANNOUNCEMENT

16 December 2014

APPOINTMENT OF ADVISOR TO THE BOARD

Mission NewEnergy Limited (ASX:MBT) is pleased to announce the appointment of Dato’ Mohamed Nizam bin Tun Abdul Razak as Advisor to the Board effective 16th December 2014.

Dato’ Nizam Razak, a Malaysian, was attached to Bumiputra Merchant Bankers Bhd, an investment bank, from 1981 to 1984 and to PB Securities Sdn Bhd, a stockbroking firm from 1984 to 1998. He is an independent and non-executive director of Yeo Hiap Seng Limited and Mamee-Double Decker (M) Sdn Bhd. He also serves on the board of several private limited companies engaged in a wide range of activities and is actively involved in several charitable foundations such as Noah Foundation, Hong Leong Foundation, National Children Welfare Foundation, Yayasan Cemerlang, Yayasan Rahah and Yayasan Wah Seong. In March 2012, he was appointed Pro-Chancellor of University Tun Abdul Razak and in July 2013, he was appointed Chancellor of Unitar International University.

In the past he has held directorships in companies involved in a wide range of activities such as banking, insurance, mutual funds, steel, auto parts manufacturing, property development, retail and food production.

He is currently a value investor engaged in buyouts and private equity transactions in Malaysia.

Nizam graduated in 1980 with a Bachelor of Arts (Oxon) degree in Politics, Philosophy and Economics from the Oxford University, United Kingdom.

In welcoming Dato’ Nizam to the board, Datuk Zain Yusuf, Chairman of Mission NewEnergy said, “I am delighted to welcome Dato’ Nizam to Mission. He has a wealth of industry knowledge and experience which will add significant value to Mission. His appointment strengthens the board’s experience and adds to its capability in the development and implementation of its new business strategy.”

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com